12027782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 6/7/12

July 16, 2012

Amy Bowerman Freed
Hogan Lovells US LLP
amy.freed@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 7/16/12

Re: News Corporation
Incoming letter dated June 7, 2012

Dear Ms. Freed:

This is in response to your letters dated June 7, 2012 and June 28, 2012 concerning the shareholder proposal submitted to News Corporation by Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services. We also have received letters on the proponent's behalf dated June 25, 2012 and July 3, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

July 16, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: News Corporation
Incoming letter dated June 7, 2012

The proposal requests that the board take such steps as necessary to lead to holders of Class A common stock having the right, voting as a class, to elect 30% of the membership of the board (or close to 30% as possible, depending on the number of directors being elected).

There appears to be some basis for your view that News Corporation may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in News Corporation's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if News Corporation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which News Corporation relies.

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

3 July 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from News Corporation (incoming letter dated 7 June 2012)

Dear Counsel:

This is in reply to the letter from counsel for News Corporation dated 28 June 2012, which responds to the proponents' letter of 25 June 2012. We believe that the issues are fairly presented in the prior correspondence, and our prior letter explains why our proposal is both qualitatively and quantitatively distinct from the Nathan Cummings Foundation proposal, such that the (i)(11) exclusion does not apply.

We write only to respond to the citation at p. 2 of News Corp.'s reply letter to *Procter & Gamble Co.* (21 July 2009), which is said to embody the Division's view that a proposal may be omitted under Rule 14a-8(i)(11) if the two proposals could not be simultaneously implemented. The Division's letter in that case did not adopt that rationale, however; indeed, the language that News Corp. quotes was a subsidiary point raised by the company that the Division did not address.

To be sure, the rationale that "the board would not know what to do" has been cited to exclude proposals that "directly conflict" with a management proposal within the meaning of Rule 14a-8(i)(9), but we cannot find a situation in which the logic has been extended to other portions of Rule 14a-8 that do not contain the requirement a "direct conflict." The Commission explained in the Release that formalized the "substantially duplicative" exclusion that the goal was to eliminate the need for shareholders to consider "two or more *substantially identical*" proposals submitted independently of each other. Release No. 34-12999, 41 Fed. Reg. 52994, 52999 (3 December 1976) (emphasis added). That interpretation was not altered or amended in the Commission's 1998 rulemaking, which made only "plain English" changes in the (i)(11) exclusion.

Thus, while one may consider to the "principal thrust" of any two proposals in order to determine if they are "substantially duplicati[ve]" or "substantially identical," the proposals here have substantial differences, so much so that shareholders could vote for our proposal, but not the Nathan Cummings proposal (and *vice versa*).

For these reasons and those stated in our prior letter, we respectfully ask the Division to deny the relief requested by News Corp.

Very truly yours,

Cornish F. Hitchcock

cc: Amy Bowerman Freed, Esq.
Lillian Tsu, Esq.

Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
T +1 212 918 3000
F +1 212 918 3100
www.hoganlovells.com

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

Securities Exchange Act Rule 14a-8(i)(11)
Securities Exchange Act Rule 14a-8(i)(3)

June 28, 2012

SEC Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re: News Corporation – Supplemental Letter, in Response to Letter of Mr. Cornish Hitchcock dated June 25, 2012, to No-Action Request of News Corporation dated June 7, 2012 regarding 2012 Annual Meeting Stockholder Proposal Submitted by Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services

Ladies and Gentleman:

On behalf of our client, News Corporation (the "Company"), we are writing in response to the letter submitted by Mr. Cornish Hitchcock, dated June 25, 2012 (the "Proponent's Letter"), relating to a stockholder proposal and statement in support thereof (together, the "L&G Proposal") received from Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services (collectively, the "Proponent"). The Proponent's Letter responds to the Company's no-action request dated June 7, 2012 (the "News Corp Letter") requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits the L&G Proposal in reliance on Rule 14a-8(i)(11) or, in the alternative, Rule 14a-8(i)(3). Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the News Corp Letter.

The L&G Proposal and the Nathan Cummings Proposal are in direct conflict with one another. One asks the Company to give Class A stockholders the right to vote for 30% of the board of directors in a dual class system and the other asks the Company to create a single class of stock in which each share of common stock has one vote. If both proposals were approved, it would be impossible for the board of directors to reconcile the two conflicting proposals, despite the fact that the principal thrust and principal focus of each of the proposals is to grant voting rights to the Company's non-voting Class A common stock. This result is precisely what Rule 14a-8(i)(11) and the Staff's no-action letters are intended to guard against. *See Procter & Gamble* (avail. July 21, 2009) (no-action relief granted where it was "impossible for the details of both proposals to be simultaneously implemented").

The Company is planning to include the Nathan Cummings Proposal in its 2012 Proxy Materials. Despite Mr. Hitchcock's letter in response to the Company's no-action request, the Company respectfully requests the Staff's concurrence that the reasons and bases set forth above and in the News Corp Letter serve as a proper basis for exclusion of the L&G Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) or, in the alternative, Rule 14a-8(i)(3).

Should you have any questions regarding this matter or require any additional information, please do not hesitate to contact the undersigned at (212) 918-8270 or via email at amy.freed@hoganlovells.com or Lillian Tsu at (212) 918-3599 or via email at lillian.tsu@hoganlovells.com.

Sincerely,

Amy Bowerman Freed
Hogan Lovells US LLP

cc: Laura Cleveland, News Corporation
Legal & General Assurance (Pensions Management) Limited
Cornish F. Hitchcock, Hitchcock Law Firm PLLC

HITCHCOCK LAW FIRM PLLC
5505 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2601
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

25 June 2012

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief from News Corporation (incoming letter dated 7 June 2012)

Dear Counsel:

I write on behalf of Legal & General Assurance (Pensions Management) Limited, which submitted the proposal at issue here (the "Proposal") in conjunction with its client, Hermes Equity Ownership Services.[1] By letter dated 7 June 2012 News Corporation ("News Corp." or the "Company") sought no-action relief as to this proposal, which had been submitted for inclusion in the proxy materials to be distributed prior to News Corp.'s 2012 annual meeting. For the reasons set forth below, we respectfully ask the Division to deny the requested relief. We would be grateful if you could send a copy of the decision to the undersigned by fax or e-mail.

The proposal and News Corp.'s objections.

The Proposal asks the News Corp. board of directors "to take such steps as may be necessary to lead to holders of Class A common stock having the right, voting as a class, to elect 30% of the membership of the board of directors (or close to 30% as possible, depending on the number of directors being elected)."

As the supporting statement indicates, News Corp. has two classes of common stock:

• Class A shares, which are widely held, included in the S&P 500 index and account for approximately 70 percent of the outstanding shares, yet have no voting rights; and

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[1] As our correspondence with News Corp. shows, Legal & General holds shares of record through Citigroup on behalf of Hermes Equity Ownership Services, the beneficial owner.

• Class B shares, which have the only right to vote, and 40 percent of which are owned or controlled by Rupert Murdoch, the Chair and CEO – a situation that gives him effective control of the Company with only a 12 percent ownership stake.

The supporting statement discusses how such a level of control can weaken performance and corporate governance, citing recent examples and scandals involving News Corp. That statement also indicates that other media companies, as well as companies in other industries, utilize the governance structure recommended here, which grants at least voting rights to all shareholders without altering the percentage of holdings of a dominant shareholder.

News Corp. argues that the Proposal may be excluded from the proxy on two grounds: First, the Proposal substantially duplicates a proposal that had been received earlier in time and that the Company plans to include; second, the Proposal is impermissibly vague in several respects, such that shareholders would not know what they are voting on and management would not be able to implement it. As we now discuss, News Corp. has failed to sustain its burden, and the no-action request should be denied.

Rule 14a-8(i)(11) ("substantially duplicative").

The Proposal is said to "substantially duplicate" a proposal from the Nathan Cummings Foundation that asks the News Corp.'s board "to take the necessary steps to adopt a recapitalization plan that would eliminate News Corp.'s dual-class capital structure and provide that each outstanding share of common stock has one vote." News Corp. argues that this standard is met if the "principal thrust" or "principal focus" of the two proposals is the same. *Pacific Gas & Electric Co.* (1 February 1993). The purported duplication here is said to reflect the concerns expressed in both supporting statements about the two-class stock structure, Mr. Murdoch's control and company performance.

Determining the "principal thrust" of two proposals depends on the level of abstraction with which one approaches the issue. Take, for example, two executive compensation proposals, one proposing to end equity awards and another proposing to reduce senior executives' salaries by the same percentage as the drop in stock price since a given date. At some level, the "principal thrust" of both proposals would appear to be the same – reducing the levels of executive compensation. However, two proposals to that effect were not considered "substantially duplicative." *AT&T Corp.* (24 January 1997).

The point is underscored by the first case that News Corp. cites, *Pacific Gas & Electric Co.* (cited above), which involved four compensation-related proposals. Several of the proposals were virtually identical, but the Division noted that two of them could be distinguished from each other because the principal thrust of a proposal to cap overall executive compensation at $400,000 "appears to be the reduction and imposition of ceilings on total compensation," whereas the principal focus of the other (to limit non-salary compensation") was viewed as "linking non-salary compensation of management to certain performance standards."

We discuss below why the other authorities that News Corp. cites do not warrant omission of the Proposal. First, however, we outline why the two proposals here are different in some important respects and how a shareholder could easily vote for one, but not the other.

The Nathan Cummings proposal recommends a recapitalization that could lead to the creation of a single class of stock, while our Proposal would maintain the dual-class structure while providing 30% minority representation for Class A shareholders, who would have representation nowhere near their 70% ownership threshold.

The differences are qualitative, significantly so, and News Corp. errs in lumping the two together on the theory that the "principal thrust" of both is simply enhanced voting rights to Class A shareholders.

First, a recapitalization to one-share-one-vote would almost certainly require paying Mr. Murdoch a "control premium" to give up his 40% ownership stake and accept a 12% stake in its place.[2] The cost of such a premium could be substantial, and not every shareholder may want to pay Mr. Murdoch that much money. This distinction could easily form the basis for some shareholders to vote for our Proposal and against the Nathan Cummings proposal.

Second, the Nathan Cummings proposal would do away entirely with the dual-class structure, something that our Proposal would not do. The Proposal would, instead, enfranchise Class A shareholders within the existing dual-class structure. There is a fundamental difference between a proposal which gives voting power to 70% of the shareholders and one that accepts a dual-class stock structure and gives only 30% of the voting power to the 70% holders. This distinction could also prompt some shareholders to vote against our Proposal on the grounds that it is too moderate.

Third, and as a related matter, instead of effecting a radical change in the current governance structure, our Proposal would instead bring News Corp. into line with a dual-class stock structure that is widespread among media companies, a

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[2] *See generally* Donald DePamphilis, MERGERS, ACQUISITIONS AND OTHER RESTRUCTURING ACTIVITIES at 23, 314 (2011).

regime that is viewed as vital to preserving editorial independence.[3] For example, the New York Times Company remains under the control of the Ochs-Sulzberger family, who hold Class B stock with 70 percent of the voting power; non-family Class A shareholders nonetheless are allowed to elect 30 percent of all board members.

There is an ongoing debate among investors as to the wisdom of dual-class stock structures generally and as to media companies specifically. The the competing proposals here reflect that division. The Nathan Cummings proposal comes down squarely in favor of a purist one-share, one-vote proposal. Our Proposal, by contrast, would take a more modest step of moving News Corp. towards the mainstream of corporate governance for media companies.

Differently put, the thrust of the two proposals are fundamentally different in scope. The Nathan Cummings proposal asks shareholders: "Do you want to treat News Corp. like virtually every other publicly traded company in the United States, with only one class of stock, even if it means paying Mr. Murdoch a potential significant control premium?" Our Proposal, by contrast, asks: "Do you want to treat News Corp. like other large media companies, which have two classes of stock, some voice for Class A shareholders, and the editorial independence that accompanies such a governance structure?"

These distinctions address a related point raised by the Company, which is that no one will be able to tell the difference between the two Proposals if they are both printed in the proxy. Not so, for reasons we have just set out. As we have noted, there may be good reasons why a shareholder would vote for one proposal and not the other. Given the philosophical and practical differences between the two proposals, one cannot conclude that they "duplicate" each other, "substantially" or otherwise.

The no-action letters that News Corp. cites do not point in favor of omission. The centerpiece of News Corp.'s argument is *Ford Motor Co.* (3 March 2008), where the resolution asked the board "to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders." The

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[3] The New York Times Company puts it this way in its most recent proxy statement: The "primary objective" of the two-class structure is "to maintain the editorial independence and the integrity of The New York Times and to continue it as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare." http://www.sec.gov/Archives/edgar/data/71691/000007169112000007/def14a.htm, p. 6. Other media companies with a dual-class stock structure include The Washington Post Company, Meredith Corporation, Viacom Inc., CBS Corp. *See also* http://www.bloomberg.com/news/2012-05-07/zuckerberg-stock-grip-becomes-new-normal-in-silicon-valley-tech.html

company argued that this substantially duplicated a prior proposal asking the board to steps to adopt recapitalization plan for all of Ford's outstanding stock to have one-vote per share." The proposal was said to "include all practicable steps including encouragement and negotiation with Ford family shareholders to request that they relinquish for the common good of all shareholders any preexisting rights." There are several reasons why this letter is not controlling.

First, Ford Motor Company is not a media company, nor is it in an industry where the industry leaders utilize dual-class shares of stock to achieve an independent public good, *i.e.*, editorial independence.

Second, the arguments presented in *Ford* by the proponent's representative, John Chevedden, fall farshort of rebutting Ford's arguments. Mr. Chevedden argued that there was no overlap because the recapitalization proposal provided "no guarantee that [the proposal] would ultimately eliminate all unequal shareholder voting," adding there could be "a significant period or seemingly perpetual period in which unequal voting power could result in a need for" his independent committee" proposal. He noted too that resolutions have been allowed that seek the appointment of a board committee to review the board's failure to adopt a shareholder resolution that obtained a majority vote. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/fordmotor030308-14a8.pdf, at p. 17.

Differently put, Mr. Chevedden did not try to argue that there was a substantial difference in the thrust of the two proposals, but simply that the Ford board might not fully implement a recapitalization proposal in the near future (if at all), thus requiring an independent committee on conflict issues until such time as voting equality had been established. Thus, *Ford* was decided in the context of a company and industry with significant differences from News Corp. And the media industry. Moreover, the *Ford* letter offered no explanation of the result; thus, given the nature of the proponent's defense, it is difficult to state that Ford stands for anything more than the proposition that the company there carried its burden under Rule 14a-8(g).

The other cases that News Corp. cites (at pp. 4-5) are not persuasive. Two of them involve proposals where the overlap is clear and substantial. In *Ford Motor Co. (Lazarus)* (15 February 2011) the only difference between two proposals to require disclosing corporate political contributions was the manner in which these disclosures would be made, *i.e.*, in a report or by publication in newspapers. In *Wal-Mart Stores, Inc.* (3 April 2002), a requested report on gender equality was held to substantially duplicate a proposal for a report on affirmative action involving both gender and race.

The other three cases involve executive compensation proposals where there was overlap between a proposal seeking a specific reform and a proposal seeking a more general reform.[4] However, there are letters that came down against exclusion of both proposals even if both proposals sought to limit executive pay in some fashion.[5]

Moreover, we note a significant development since the time of the proposals cited by News Corp., namely, Congress's enactment of a "say on pay" provision in section 111(e) of the Emergency Economic Stabilization Act of 2008, which specified that no "such vote [shall] be construed to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." Congress thus took the highly unusual step of endorsing *in a statute* the view that a shareholder vote on a company's overall compensation practices should not preclude a separate vote on a more narrow topic. The letters cited by News Corp. may thus be of limited value even in the realm of compensation proposals, and the results in those cases cannot be transplanted to the present arena.

Moreover, an analogous line of decisions under Rule 14a-8(i)(10) indicates that a proposal has not been "substantially implemented when there are *quantitative* differences between the proposals, as there are here. Our Proposal, if adopted, would give Class A shareholders 30 percent board representation without affecting control of the Company. By contrast, the Nathan Cummings proposal would give shareholders power that is potentially commensurate with 70 percent stock ownership. This situation thus compares favorably with situations in which the Division ruled in favor of the proponent who was seeking a certain threshold for shareholders to call a special meeting differs from a threshold adopted by management, (*e.g.*, ten percent versus 25 percent (*General Dynamics Corp.* 24 January 2011)) or when a company has adopted a "proxy access" regime requiring that nominating shareholders own five percent of outstanding shares instead of two percent, as

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[4] In *Abbott Laboratories* (19 February 2004), the competing proposals were not, as News Corp. describes them, a proposal to regulate salary and bonus versus a proposal to regulate future stock option grants; there was a more substantial overlap in that both proposals sought to bar stock options, although one sought to beyond that point and regulate other elements of compensation; in addition, it appears that the proponent did not respond to the company's arguments. Two proposals seeking that future option grants be "performance-based" were held to be substantially duplicative of proposals that proposed, respectively, that there be no future stock option grants and that the company adopt an "equity policy" designating the proposed use of equity in executive compensation programs. *Merck and Co., Inc.* (10 January 2006); *Siebel Systems, Inc.* (15 April 2003).

[5] *Ford Motor Co.* (3 March 2008) (proposal to limit total compensation to executives does not duplicate a proposal to eliminate stock options to executives); *AT&T Corp.* (Feb. 2, 2005) (two letters rejecting an (i)(11) claim when one proposal sought shareholder approval for any retirement plan that is available only to executives and the other proposed a shareholder vote on golden parachutes).

proposed by the shareholder (*KSW, Inc.* 7 March 2012).

For these reasons, News Corp. has not met its burden of showing that our Proposal may be omitted as substantially duplicating the Nathan Cummings proposal.

Rule 14a-8(i)(3) (materially false or misleading)

News Corp.'s second line of attack is that the proposal is so vague and indefinite that it violates Rule 14a-9, which bars materially false or misleading statements in proxy materials. In particular, it is said that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what steps should be taken if the proposal is adopted. This argument lacks substance, as we now show.

News Corp. first faults the proposal for identifying what "steps" should be taken to implement the 30 percent voting rights element, and it asks what exactly that 30 percent requirement means: Does that mean that Class A shareholders have the exclusive right to vote for 30% of the board or that they share that right with Class B shareholders? And how is the board to determine which of the directors fall within the 30% category, particularly as all directors are elected each year?

The first question is answered by the text of the resolution and supporting statement. The former states that Class A shareholder should have the right, "voting as a class, to elect 30% of the membership." The latter states that they should be able "to vote *exclusively* on a proportion of directors elected to the board" (emphasis added).

And how will Class A nominees be selected? We leave the details of implementation to the board, lest we be accused of trying to "micromanage" the process. Nonetheless, if one is to take seriously the notion that News Corp.'s board is incapable of figuring this out, the Company may want to direct its gaze south and west towards Times Square, where for many years now, The New York Times Company, with a similar dual-class stock structure and a declassified board, has its nominating committee choose all candidates, and it designates 30 percent of them to run as Class A candidates, to be elected exclusively by the Class A shareholders, with all directors having a fiduciary responsibility to all shareholders.[6]

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[6] The policy, as summarized in that company's document entitled *Board of Directors and Corporate Governance,* states as follows:

> All directors stand for election annually. Voting is not cumulative. Under our Certificate of Incorporation, 30% (or the nearest larger whole number) of

We thus believe that the text of our resolution and supporting statement are sufficiently clear, and a model for implementation is readily available to the News Corp. board should this Proposal be adopted.

Conclusion.

For these reasons, News Corp. has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Amy Bowerman Freed, Esq.
Lillian Tsu, Esq.

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the directors are elected by the holders of the Company's Class A stock and the remaining directors are elected by the holders of the Company's Class B stock. Under the New York Business Corporation Law and our Corporate Governance Principles, once elected, our directors have no ongoing status as 'Class A' or 'Class B' directors and serve as one Board with the same fiduciary duties and responsibilities to all stockholders. http://www.nytco.com/pdf/board-corporategovernance2012.pdf

Hogan Lovells

Hogan Lovells US LLP
875 Third Avenue
New York, NY 10022
T +1 212 918 3000
F +1 212 918 3100
www.hoganlovells.com

RECEIVED
2012 JUN -8 PM 3:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

Rule 14a-8(i)(11)
Rule 14a-8(i)(3)

June 7, 2012

SEC Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re: News Corporation – 2012 Annual Meeting Stockholder Proposal Submitted by Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services

Ladies and Gentleman:

This letter is to inform you that our client, News Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 annual meeting of stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statement in support thereof (together, the "L&G Proposal") received from Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services (collectively, the "Proponent"). For the reasons set forth below, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits the L&G Proposal in reliance on Rule 14a-8(i)(11) or, in the alternative, Rule 14a-8(i)(3).

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, pursuant to Rule 14a-8(j), we have enclosed herewith six (6) paper copies of this letter and its attachments, filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, through this letter, we are simultaneously informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this L&G

Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

Background

The Company is a Delaware corporation incorporated in 2004. Since its incorporation, the Company has had two classes of common stock that are authorized and outstanding, non-voting Class A common stock and voting Class B common stock. Each share of Class B common stock is entitled to one vote per share.

The Proposal

The L&G Proposal states:

> RESOLVED: The shareholders of News Corporation ask the board of directors to take such steps as may be necessary to lead to holders of Class A common stock having the right, voting as a class, to elect 30% of the membership of the board of directors (or close to 30% as possible, depending on the number of directors being elected).

The L&G Proposal's supporting statement indicates that the L&G Proposal is necessary because "[c]urrently, Class A shareholders have no vote on how News Corp is run or who is elected to represent their interests, despite owning nearly 70% of the company." A copy of the Proponent's cover letter and the L&G Proposal is attached to this letter as Exhibit A.

Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the L&G Proposal may be excluded from the 2012 Proxy Materials pursuant to (i) Rule 14a-8(i)(11) because the L&G Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in the Company's 2012 Proxy Materials or (ii) Rule 14a-8(i)(3) because the L&G Proposal is vague and indefinite.

Analysis

The L&G Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include in the 2012 Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations).

On April 23, 2012, before the May 1, 2012 date upon which the Company received the L&G Proposal, the Company received a proposal from the Nathan Cummings Foundation (the "Nathan Cummings Proposal"), which the Company intends to include in its 2012 Proxy Materials (See Exhibit B).[1] The Nathan Cummings Proposal states that the "stockholders of News Corporation ("News Corp." or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's stockholders) to adopt a recapitalization plan that would eliminate News Corp.'s dual-class capital structure and provide that each outstanding share of common stock has one vote."

The principal thrust and principal focus of each of the proposals is the same: to grant voting rights to the non-voting Class A common stock. This is evidenced by the language of both proposals: the Nathan Cummings Proposal would eliminate the Company's dual-class capital structure and provide that each outstanding share of common stock have one vote (including on the election of directors) while the L&G Proposal requires that holders of Class A common stock have the right, voting as a class, to elect 30% of the membership of the board of directors. In addition:

- The L&G Proposal and the Nathan Cummings Proposal each cites concerns with the Company's current voting structure in its respective supporting statement. Both the L&G Proposal and the Nathan Cummings Proposal begin their supporting statements in similar fashion. Each cites statistics indicating that of the approximate 2.6 billion shares outstanding of News Corp common stock, approximately 1.8 billion constitute shares of Class A common stock which have no voting rights. The L&G Proposal focuses on the

[1] The Company will notify the Staff promptly if the Nathan Cummings Foundation withdraws the Nathan Cummings Proposal, notifies the Company that it has sold its stock, or if the Nathan Cummings Proposal is no longer intended to be included in the 2012 Proxy Materials.

fact that Class A stockholders have no vote on how News Corp is run or who is elected to represent their interests, despite owning nearly 70% of the Company. Similarly, the Nathan Cummings Proposal claims that the dual-class structure in place at the Company distorts incentives and increases agency costs by misaligning economic incentives and voting power.

- The L&G Proposal and the Nathan Cummings Proposal each emphasizes the perceived negative consequences of the Company's dual-class structure in its respective supporting statement. For example, the L&G Proposal's supporting statement claims that there are analysts who view the dual-class structure as "resulting in a discounted value for News Corporation shares." Similarly, the supporting statement of the Nathan Cummings Proposal claims that dual-class structures are associated with poorer company performance.
- The L&G Proposal and the Nathan Cummings Proposal each references the voting control of the Company's Chairman and CEO, Mr. K. Rupert Murdoch, as an argument against the Company's dual-class voting structure in its respective supporting statement. The L&G Proposal's supporting statement claims that the Company's dual-class voting structure "effectively [allows Mr. Murdoch] to dominate all voting decisions at News Corp. despite only having a 12% overall ownership stake in the company." Meanwhile, the supporting statement of the Nathan Cummings Proposal cites a similar statistic: "despite owning only about 12.5% of outstanding shares, Mr. Murdoch controls nearly 40% of the voting power of News Corp."

The principal thrust of each concerns giving voting rights to holders of the Company's non-voting Class A common stock in order to address the same perceived negative consequences of the Company's dual-class voting structure. Therefore, the L&G Proposal substantially duplicates the earlier received Nathan Cummings Proposal.

The Staff has concurred that proposals are substantially duplicative where, as the company argued in *Ford Motor Co.* (avail. Feb. 19, 2004), "the terms and the breadth of the two proposals are somewhat different, [but] the principal thrust and focus are substantially the same." *See e.g., Abbott Laboratories* (avail. Feb. 4, 2004) (concurring that a proposal requesting limitations on all salary and bonuses paid to senior executives was substantially similar to an earlier proposal requesting only that the board of directors adopt a policy prohibiting future stock option grants to senior executives); *Ford Motor Co. (Lazarus)* (avail. Feb. 15, 2011) (permitting the exclusion of a proposal requesting a semi-annual report detailing political contribution expenditures as substantially similar to a proposal requesting that a yearly report detailing political expenditures be published in certain major newspapers); *Merck and Co., Inc.* (avail. Jan. 10, 2006) (permitting the exclusion of a proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (permitting the exclusion of a proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs"); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race).

Of particular relevance is *Ford Motor Company* (avail. March 3, 2008), where the Staff found two proposals to be substantially duplicative where one proposal sought to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders and an earlier proposal that requested that the board of directors take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share (the "Ford Letter"). Like the Company, Ford Motor Company has two classes of stock, with the common stock being entitled to one vote per share while the Class B stock, held by Ford family members, is entitled to 16 votes per share. The second proposal described in the Ford Letter included a supporting statement citing one of the objectives of the independent committee "could be to discuss reaching an agreement with the Ford family in a reduction of their current 16-votes per share compared to the one-vote per share for non-family shareholders." In granting no-action relief in the Ford Letter, the Staff concurred that although the breadth and terms of the first proposal and the second proposal were nominally different, the principal thrust and focus of each of the proposals was to address the perceived concerns with respect to the different voting rights of the Class B stock shareholders and the common stock shareholders. Similarly, the fact that the Nathan Cummings Proposal requests a recapitalization plan so that each outstanding share of common stock has one vote (including on the election of directors) and the L&G Proposal recommends granting holders of Class A common stock the right to elect 30% of the Board of Directors does not detract from the fact that the principal focus and thrust of the proposals is substantially duplicative, i.e., to grant voting rights to the non-voting Class A common stock.

Finally, there is a risk that the Company's stockholders may be confused when asked to vote on two separate proposals that relate to substantially the same subject matters. Stockholders will rightfully ask what substantive differences exist between the L&G Proposal and the Nathan Cummings Proposal. Indeed, both proposals recommend that the non-voting Class A common stock be given voting rights and would grant voting rights in the election of directors. According to the line of No-Action Letters referred to above, the test is not whether the proposals request identical action, but rather whether the focus and thrust of the proposals are substantially duplicative. Clearly in this instance, the thrust and focus of the proposals are substantially similar; namely, to grant voting rights to the non-voting Class A common stock. This is precisely the type of stockholder confusion that Rule 14a-8(i)(11) was intended to eliminate. Consequently, the Company respectfully requests the concurrence of the Staff that the L&G Proposal may be omitted from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(11).

The L&G Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague and Indefinite.

Rule 14a-8(i)(3) permits a registrant to omit a proposal and any statement in support therefor from its proxy materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." For purposes of Rule 14a-8(i)(3), the Staff previously allowed the omission of proposals that are vague and indefinite as inherently misleading. Such proposals are excludable if "neither shareholders voting upon the proposal nor the Company would be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposals were implemented." *See Ann Taylor Shoes Corp.* (avail. March 13, 2001), *Philadelphia Electric Co.* (avail. July 30, 1992), *Southeast Banking Corp.* (avail. February 8, 1982).

The L&G Proposal is exactly the kind of vague mandate that the Staff has indicated may be properly omitted from proxy materials. The L&G Proposal seeks to have the board of directors "take such steps as may be necessary" to allow holders of Class A common stock to have the "right, voting as a class, to elect 30% of the membership of the board of directors." While the L&G Proposal's goal of granting voting rights to the non-voting Class A common stock is clear enough, the Proponent makes no attempt whatsoever to suggest what "steps" could be taken to implement the L&G Proposal or clarify the interplay between the Class A and Class B holders and the 30% voting mandate. It is completely unclear whether the resolution suggests that holders of Class A common stock (i) would have the exclusive right to elect 30% of the membership of the board of directors, or (ii) would have the right, along with the holders of Class B common stock, to together elect 30% of the membership of the board of directors. Furthermore, the L&G Proposal has absolutely no information regarding how the Company would determine which of the directors would constitute the 30% threshold. The Company's declassified board of directors is elected annually, leaving no apparent way to determine which, if any, directors would be elected by Class A holders (either exclusively or in conjunction with Class B holders).

For the foregoing reasons, we believe the L&G Proposal may be excluded because it is vague and indefinite, and therefore misleading. The Company is not able to determine with any reasonable certainly what actions would be required if the L&G Proposal were approved. The supporting statement, while clear in its criticism of the Company's dual-class capital structure and the disparate voting power held by the Class B stockholders, fails to provide any details on the intended impact on the Class B stockholders' ability to elect directors to the Board. Because a variety of outcomes could be envisioned by stockholders, we believe the L&G Proposal should be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff provides that it will not recommend enforcement action if the Company excludes the L&G Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) or, in the alternative, Rule 14a-8(i)(3).

Should you have any questions regarding this matter or require any additional information, please do not hesitate to contact the undersigned at (212) 918-8270 or via email at amy.freed@hoganlovells.com or Lillian Tsu at (212) 918-3599 or via email at lillian.tsu@hoganlovells.com.

Sincerely,

Amy Bowerman Freed
Hogan Lovells US LLP

cc: Laura Cleveland, News Corporation
Legal & General Assurance (Pensions Management) Limited
Cornish F. Hitchcock, Hitchcock Law Firm PLLC

Exhibit A

FAX COVER SHEET

TO	Laura A. Cleveland, Corporate Secretary
COMPANY	News Corporation
FAX NUMBER	12128527217
FROM	Con Hitchcock
DATE	2012-05-01 17:19:39 GMT
RE	Shareholder proposal

COVER MESSAGE

Ms. Cleveland:

Attached please find an additional copy of a shareholder resolution being submitted by L&G on behalf of Hermes Equity Ownership Services, which you should be receiving today or tomorrow by FedEx.

As you will recall, Hermes had a useful dialogue with Viet Dinh last year and would be pleased to discuss the issues in this proposal as well.

I would be grateful if you could send me a copy of any written communications. My e-mail and fax are shown on the cover letter. The letter inverted two numbers in the phone number, however; the correct number is (202) 489-4813. Thank you.

Con Hitchcock

Hitchcock Law Firm PLLC

5505 Connecticut Avenue, NW No. 304

Washington, DC 20015-2601

Phone: (202) 489-4813 Fax: (202) 315-3552

Our Ref
Your Ref
Direct Tel
Direct Fax
E-Mail
Date 30 April, 2012

Legal & General
INVESTMENT MANAGEMENT

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Ms. Laura A. Cleveland

Corporate Secretary
News Corporation
1211 Avenue of the Americas
New York, NY 10036 USA

Via courier

Re: Shareholder proposal for 2012 annual meeting

Dear Ms. Cleveland:

On behalf of Legal & General Assurance (Pensions Management) Limited ("L&G"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that News Corporation plans to circulate to shareholders in anticipation of the 2012 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's corporate governance.

L&G is working with our client, Hermes Equity Ownership Services, on this matter, and we would be very interested in having a dialogue with the Company about the issues raised by this resolution. As you are aware, we had a dialogue with the Company last year on a separate proposal. Please advise how we can best effectuate such a dialogue.

Legal & General Assurance (Pensions Management) Limited has beneficially held over $2000 worth of News Corp. Class B common stock for more than one year and plans to continue ownership through the date of the 2012 annual meeting, which a representative is prepared to attend. These shares are held by Citibank and a letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. In addition, we would be grateful if you could please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5505 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 849-4813, e-mail: conh@hitchlaw.com.

Yours sincerely,

For and on behalf of
Legal & General Assurance (Pensions Management) Limited

RESOLVED: The shareholders of News Corporation ask the board of directors to take such steps as may be necessary to lead to holders of Class A common stock having the right, voting as a class, to elect 30% of the membership of the board of directors (or close to 30% as possible, depending on the number of directors being elected).

SUPPORTING STATEMENT

News Corp's approximately 2.6 billion shares are divided into two classes: 1.8 billion Class A shares, which have no voting power, although they are widely held and included in major indices such as the S&P 500; and 800 million Class B shares, which have one vote per share. Approximately 40% of Class B shares are controlled by Rupert Murdoch, the chair and CEO, effectively allowing him to dominate all voting decisions at News Corp. despite only having a 12% overall ownership stake in the company.

This proposal would keep the current structure, but urges that Class A shareholders be able to vote exclusively on a proportion of directors elected to the board. Several companies with multiple share classes employ a similar approach, including The New York Times, EW Scripps, & The Hershey Company.

Currently, Class A shareholders have no vote on how News Corp is run or who is elected to represent their interests, despite owning nearly 70% of the company.

There are analysts who view this level of control, due to the dual-class structure, as resulting in a discounted value for News Corporation shares. Researchers at Harvard and Wharton concluded that heavy insider control can weaken corporate performance and lead to management entrenchment with a negative impact on firm investment (Gompers, Ishii and Metrick, *Incentives vs. Control: An Analysis of U.S. Dual-class Companies* (2004)).

Although other media companies have dual class stock structures, none appears to face the same magnitude of shareholder concerns, including:

- The recent acquisition of Elizabeth's Murdoch's Shine Group Ltd. for £415 million.
- The phone hacking scandal at News International, which irreparably tarnished the company's reputation and, by Mr. Murdoch's own admission, cost it a lucrative acquisition of the remaining shares of BSkyB.
- One third of the 15 board members elected last year were rejected by independent Class B shareholders and are on the board only because they received support from Murdoch-controlled votes.
- The company's recent decision to strip non-U.S. Class B holders of 50% of

their voting rights because of the company's failure to maintain basic compliance with U.S. federal broadcast regulations.

We believe that implementation of this proposal will make the board more responsive to the interests of all shareholders and permit greater scrutiny of management at a time when it is sorely needed by granting the majority of News Corp investors this most fundamental right, which they are currently denied.

We urge you to vote FOR this proposal.

[illegible] Hare
[illegible]

[illegible]
[illegible]
London [illegible] United Kingdom

T [illegible]
[illegible]
[illegible].com

citi

30 April 2012

Ms. Laura A. Cleveland
Corporate Secretary
News Corporation
1211 Avenue of the Americas
New York,
NY 10036
USA

Via courier

Re: Shareholder Proposal for 2012 Annual Meeting

Dear Ms. Cleveland,

I write in connection with the shareholder proposal being submitted by Legal & General Assurance (Pensions Management) Limited ("L&G") to News Corporation. This will confirm that on the date L&G submitted that proposal, L&G beneficially held 12,229 shares of News Corporation Class B common stock through Citibank and that L&G has continuously held more than $2000 worth of News Corporation Class B common stock for more than one year prior to that date.

Yours sincerely,

Steve Hare
Vice President
~~Section Manager~~
London Client Services GTS Client Delivery EMEA

Exhibit B

THE · NATHAN · CUMMINGS · FOUNDATION

April 23, 2012

Laura A. Cleveland
Corporate Secretary
News Corporation
1211 Avenue of the Americas
New York, NY 10036

VIA EMAIL & FEDERAL EXPRESS

Dear Ms. Cleveland:

The Nathan Cummings Foundation is an endowed institution with approximately $415 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches significant environmental, social and governance issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in the News Corporation proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of News Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is attached. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Campos at (212) 787-7300. Thank you for your time.

Sincerely,

Simon Greer
President and CEO

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

RESOLVED, that stockholders of News Corporation ("News Corp." or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's stockholders) to adopt a recapitalization plan that would eliminate News Corp.'s dual-class capital structure and provide that each outstanding share of common stock has one vote.

Supporting Statement

News Corp. had 2,630,918,878 shares of common stock outstanding as of August 17, 2011, the date used in the beneficial ownership table in News Corp.'s 2011 proxy statement. Holders of Class A common stock, of which 1,832,397,925 shares were outstanding, have no voting rights. Holders of Class B common stock, of which 798,520,953 shares were outstanding, have one vote per share.

News Corp.'s chairman and CEO, K. Rupert Murdoch, beneficially owns 39.7% of the Class B shares and .7% of Class A shares. Thus, despite owning only about 12.5% of outstanding shares, Mr. Murdoch controls nearly 40% of the voting power of News Corp.

Dual-class structures like the one in place at News Corp. distort incentives and increase agency costs by misaligning economic incentives and voting power. High-profile scandals at companies such as Hollinger and Adelphia illustrate the dangers of dual-class structures in facilitating the extraction of private benefits for management. Governance expert Charles Elson has stated that dual-class structures create "a culture with no accountability." (Geoff Colvin, "The Trembling at News Corp. Has Only Begun," CNNMoney, July 19, 2011)

Dual-class structures are associated with poorer company performance. A 2008 study by Harvard's Paul Gompers and two co-authors found that dual-class structures with disparate voting rights were correlated with lower firm value. (Paul Gompers et al., "Extreme Governance" (working paper 2008) (available at http://papers.ssrn.com/sol3/papers.cfm?abstract_id=562511))

We believe that the Murdoch family's effective control over News Corp. has resulted in decisions that are not in public stockholders' best interests. The Company's anemic initial response to the hacking scandal, including a cursory internal investigation, suggested a reluctance to hold James Murdoch (then head of the News International division) accountable. The News Corp. board is not sufficiently independent from the Company and the Murdoch family, which impedes robust oversight of management. Focusing succession planning on the Murdoch children, which was widely believed to have been the case until the recent scandal, is not defensible at a public company, especially one of News Corp.'s size and global reach. (See Nathaniel Botwinick, "News Corp.'s Line of Succession in Doubt," National Review Media Blog, Oct. 19, 2011)

Accordingly, we believe that eliminating the dual-class structure, and installing a one-share/one-vote arrangement, would benefit News Corp. and its public stockholders. We urge stockholders to vote FOR this proposal.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

April 23, 2012

Laura A. Cleveland
Corporate Secretary
News Corporation
1211 Avenue of the Americas
New York, NY 10036

Dear Ms. Cleveland:

This letter will verify that as of April 23, 2012, the Nathan Cummings Foundation held, and has held continuously for at least one year, 3,636 shares of News Corporation Class B common stock. The Foundation intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of the Northern Trust. The shares are held by Northern Trust through DTC Account #2669.

Sincerely,

Frank Fauser
Vice President